MANAGEMENT'S DISCUSSION AND ANALYSIS

AYA GOLD & SILVER INC.

GOLD & SILVER

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”) of the operations, results, and financial position of Aya Gold & Silver Inc. (the “Corporation” or "Aya"), dated August 13, 2026, covers the three-month ("Q2-2026" or the "Quarter") and six-month periods ("H1-2026") ended June 30, 2026. This MD&A is prepared by management and should be read in conjunction with the Corporation’s Unaudited Condensed Interim Consolidated Financial Statements (“FS”) and related notes for the three and six-month periods ended June 30, 2026. The Corporation uses certain non-GAAP financial measures in this MD&A as described under “Non-GAAP Measures".
The Corporation’s June 30, 2026, FS and the related financial information contained in this MD&A have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All amounts are stated in thousands of United States dollars (“US”), except for share and per share amounts, or unless otherwise indicated. References to “C$” are to the Canadian dollar while “MAD” refers to the Moroccan Dirham.
This MD&A contains forward-looking information that is subject to risk factors set out in a cautionary note in this MD&A under “Cautionary Note Regarding Forward-Looking Information”. All information contained in the FS and this MD&A has been reviewed by the Audit Committee and approved by the Corporation’s Board of Directors. This MD&A is current as of August 13, 2026, unless otherwise stated.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    2

AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    3

Business Overview

General Information
Aya is a Canadian-based precious metals mining corporation active across the full mining lifecycle; from discovery and development through to production. The Corporation operates in Morocco.
Aya’s flagship asset is the Zgounder Silver Mine, recognized for its rare, high-grade silver mineralization. The mine is located along the Anti-Atlas fault, one of North Africa’s most geologically rich and underexplored regions, known for hosting world-class silver, gold, and base metal deposits. Aya also owns an 85% interest in the Boumadine polymetallic project, which is currently at the exploration and evaluation stage, with an Updated Preliminary Economic Assessment ("Updated PEA") and feasibility study underway.
Aya is incorporated under the Canada Business Corporations Act; its financial year-end is December 31, and its common shares trade on the Toronto Stock Exchange and the Nasdaq Stock Market under the symbol “AYA”. Aya’s issued and outstanding share capital totals 144,036,168 common shares on August 13, 2026.
Geographic Overview
•The Zgounder mining permit covers 16 km². 23 Mining and exploration permits within the Zgounder Regional area encompass an additional 362 km2, bringing the total land package at and around Zgounder to 378 km².
•Boumadine's exploration portfolio includes 31 permits and licenses covering 341 km², including a 32 km² mining exploitation license. The project also benefits from an additional 600 km² of exploration authorizations.
For details and history of permitting please refer to the Corporation's latest Annual Information Form available on SEDAR+ and EDGAR.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    4

Zgounder Silver Mine
Located in Morocco’s central Anti-Atlas Mountains, the wholly owned Zgounder Silver Mine is a rare, silver-only operation. The mine is supported by proven and probable mineral reserves of 73 million ounces (“Moz”) of silver.
Commercial Operations
Following a major expansion completed in 2024, the Zgounder Silver Mine achieved commercial production on December 29, 2024, completed its ramp-up during 2025, and continues to optimize its operations in 2026. The updated mine plan released in Q4-2025 extends the operation’s life to 2036, supporting an average annual production profile of approximately 6 Moz of silver over the life of mine (“LOM”). The orebody is mined using a combination of open-pit and underground mining methods. The expansion included new mine development, plant, tailings, water storage facilities, and infrastructure improvements. Silver is produced through cyanide leaching and refined into doré bars. All of the revenue from the Zgounder Silver Mine is derived from the production and sale of silver, sold on a regular basis at prevailing market prices.
Near-Mine and Regional Exploration
Exploration is a core part of Aya’s growth strategy, focused on expanding its resource base, advancing priority targets, testing new prospective zones, and enhancing overall geological understanding of the project area. The 2026 exploration program is targeting 30,000 metres of Diamond Drill Holes ("DDH").
Technical Report and Mineral Reserves and Resources
An updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") technical report titled “Updated Mineral Resource and Mineral Reserves Estimate of the Zgounder Silver Mine Operation, Kingdom of Morocco” was released on December 16, 2025 (the "Zgounder Report"). The Zgounder Report is based on a Mineral Resource Estimate for Zgounder as of June 30, 2025, and a Mineral Reserve Estimate as of September 30, 2025. Additional details are provided in the "Development and Exploration" section.
Boumadine Polymetallic Project ("Boumadine Project")
Located in the Anti-Atlas region of eastern Morocco, Boumadine is a polymetallic gold-silver-zinc-lead system owned 85% by Aya and 15% by National Office of Hydrocarbons and Mines ("ONHYM"). The Boumadine Project is Aya’s most advanced development-stage asset and a key pillar of its long-term growth strategy in Morocco. The project hosts a significant mineral resource and a sizable mineralized footprint, with ongoing exploration and resource expansion drilling. The Boumadine Preliminary Economic Assessment ("2025 PEA" - See "Technical Report and Mineral Resource Estimate" subsection) contemplates a combined open-pit and underground mining operation with a processing capacity of approximately 2.9 million tonnes per year. The Boumadine Project is expected to produce three marketable concentrates (zinc, lead, and pyrite), with revenue largely derived from precious metals. Boumadine benefits from year-round access and existing regional infrastructure, which would require enhancements to support full-scale operations. Feasibility study activities are currently underway to advance development planning and optimize the project’s economics.
Aya initiated the reclaiming and commercialization of a historical pyrite stockpile at Boumadine in Q4-2025. This legacy flotation by-product contains approximately 2.30 g/t Au and 144 g/t Ag and is expected to yield approximately 2.5 million silver-equivalent ounces. Announced on November 19, 2025, the initiative is expected to last approximately 20 to 24 months from that date. The program is designed to generate near-term cash flow, demonstrate the marketability of Boumadine’s gold- and silver-rich pyrite concentrate, and align with Aya’s commitment to responsible environmental management.
Exploration
Since 2022, Aya has completed 444,039 metres ("m") of drilling at Boumadine, significantly advancing the geological model. The 2026 exploration program is targeting 200,000 m, including infill drilling (180,000 m – representing half of the planned two-year 360,000 m program) to convert inferred resources to the indicated and measured categories, as well as expanding the resource at depth and along strike. The program also includes 20,000 m of regional exploration drilling on new targets and to follow-up on the Asirem structures discovered in 2025.
Technical Report and Mineral Resource Estimate

The 2025 PEA titled "Preliminary Economic Assessmement for Boumadine Polymetallic Project, Kingdom of Morocco" is a NI 43-101 technical report (effective date November 4, 2025; filed on SEDAR+ on December 18, 2025), and is based on a Mineral Resource Estimate for Boumadine as of February 24, 2025.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    5

Q2-2026 and H1-2026 Operational Highlights

	Q2-2026	Q1-2026	Change Q2 vs Q1	Q2-2025	Change Q2 vs Q2	YTD 2026	YTD 2025	Change YTD
Zgounder
Ore Mined (tonnes)	444,106	411,766	8%	241,288	84%	855,872	435,949	96%
Average Grade Mined (g/t Ag)	137	135	1%	138	(1)%	136	144	(6)%
Ore Processed (tonnes)	353,888	326,949	8%	273,471	29%	680,837	523,214	30%
Average Grade Processed (g/t Ag)	141	140	1%	140	1%	141	151	(7)%
Combined Mill Recovery (%)	91.2%	89.4%	1.8%	86.5%	4.7%	90.3%	84.4%	5.9%
Milling Operations (tpd)	3,889	3,633	7%	3,005	29%	3,762	2,891	30%
Silver Produced (oz)	1,489,526	1,265,012	18%	1,042,317	43%	2,754,538	2,110,970	30%
Silver Sold (oz) (A)	1,322,585	1,375,930	(4)%	1,140,452	16%	2,698,515	2,202,017	23%
Cash Costs per Silver Ounce Sold[1]	17.69	18.64	(5)%	21.26	(17)%	18.18	20.14	(10)%
Production Costs per Tonne Processed[1]	55.61	65.89	(16)%	82.41	(33)%	60.55	78.16	(23)%
Average Net Realized Silver Price ($/oz) (D/A)	68.29	83.42	(18)%	33.86	102%	76.00	32.90	131%
Boumadine Reclaim Operations
Ore Processed (tonnes)	17,153	21,814	(21)%	-	NM	38,967	-	NM
Average Grade Processed (g/t Ag)	179	181	(1)%	-	NM	180	-	NM
Average Grade Processed (g/t Au)	2.43	2.50	(3)%	-	NM	2.47	-	NM
Silver Produced (oz)	100,721	127,406	(21)%	-	NM	228,127	-	NM
Gold Produced (oz)	1,414	1,757	(20)%	-	NM	3,171	-	NM
Silver Equivalent Produced (oz)	187,784	227,802	(18)%	-	NM	415,586	-	NM
Silver Equivalent Sold (oz) (B)	184,536	50,431	266%	-	NM	234,967	-	NM
Cash Costs per Silver Equivalent Ounce Sold[1,2]	10.58	11.86	(11)%	-	NM	10.85	-	NM
Average Net Realized Silver Equivalent Price ($/oz) (E/B)	35.08	49.57	(29)%	-	NM	38.19	-	NM
Consolidated Operations
Silver Equivalent Produced Consolidated (oz)	1,677,310	1,492,814	12%	1,042,317	61%	3,170,124	2,110,970	50%
Silver Equivalent Sold Consolidated (oz) (C)	1,507,121	1,426,361	6%	1,140,452	32%	2,933,482	2,202,017	33%
Average Net Realized Silver Equivalent Price ($/oz) (C/F)	64.22	82.22	(22)%	33.86	90%	72.97	32.90	122%
Cash Costs per Silver Equivalent Ounce Sold[1,2]	16.82	18.40	(9)%	21.26	(21)%	17.59	20.14	(13)%
NM – Not Meaningful

1 Non-GAAP Measures, refer to page 23.
2 Cash costs per AgEq ounce sold at Boumadine were negatively impacted by changes in the gold-to-silver ratio during the quarter. As commodity prices increased, the gold-to-silver ratio compressed, reducing reported AgEq ounces and increasing unit costs on an AgEq basis. The Corporation’s AgEq ounces for 2026 guidance at Boumadine are calculated using an 80:1 Au:Ag ratio and assumed commodity prices of $50.00/oz silver and $4,000/oz gold, compared to an average realized ratio of approximately 61:1 during Q2-2026 and 59:1 year-to-date 2026. Had the 80:1 ratio been applied during YTD-2026, reported AgEq production would have been approximately 26,366 ounces higher in Q2-2026 and 66,229 ounces higher during year-to-date 2026. This had no impact on Zgounder cash costs per AgEq ounce sold, as Zgounder production is entirely comprised of silver.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    6

Q2-2026 and H1-2026 Financial Highlights

	Q2-2026	Q1-2026	Change Q2 vs Q1	Q2-2025	Change Q2 vs Q2	YTD 2026	YTD 2025	Change YTD
Revenue - Silver (D)*	90,321	114,774	(21)%	38,615	134%	205,095	72,446	183%
Revenue - Pyrite (E)	6,473	2,500	159%	-	NM	8,973	-	NM
Revenues (F)	96,794	117,274	(17)%	38,615	151%	214,068	72,446	195%
Cost of Sales	33,381	33,515	-%	29,673	12%	66,894	53,257	26%
Gross Profit	63,413	83,759	(24)%	8,942	609%	147,174	19,189	667%
Operating Income	53,155	77,585	(31)%	7,669	593%	130,742	10,995	1,089%
Income before Income Taxes	56,509	76,290	(26)%	10,443	441%	132,801	21,106	529%
Net Income	35,038	48,533	(28)%	8,641	305%	83,567	15,571	437%
Operating Cash Flow	48,402	70,175	(31)%	7,787	522%	118,573	15,706	655%
Cash and cash equivalents	182,808	171,670	6%	113,832	61%	182,808	113,832	61%
Total Assets	702,294	658,387	7%	565,774	24%	702,294	565,774	24%
Total Non-Current Financial Liabilities	57,107	71,138	(20)%	83,976	(32)%	57,107	83,976	(32)%
Working Capital[3]	144,771	141,379	2%	88,403	64%	144,771	88,403	64%
EPS
Income Per Share (EPS) - Basic	0.24	0.34	(29)%	0.07	243%	0.58	0.12	383%
Income Per Share (EPS) - Diluted	0.23	0.33	(30)%	0.06	283%	0.56	0.11	409%
*net of treatment, smelting, and refining costs
Q2-2026 Operational Highlights:
•Consolidated silver equivalent ("AgEq") production of 1,677,310 ounces ("oz"), representing a 61% increase compared to Q2-2025, supported by fully ramped operations at Zgounder. Production also increased 12% compared to Q1-2026, reflecting continued optimization of Zgounder operations. Consolidated production included 187,784 AgEq4 oz from the Boumadine pyrite reclaim operation.
Zgounder Silver Mine
•Produced 1,489,526 oz of silver ("Ag"), an increase of 43% from Q2-2025, mainly driven by the ramp-up of operations. Production increased 18% compared to Q1-2026, reflecting a rebound from the seasonally lower first quarter and continued operational optimization initiatives.
•Mill feed grade of 141 g/t Ag, up 1% compared to both Q2-2025 and Q1-2026.
•Processed 353,888 tonnes (3,889 tpd); milling rate increased 29% from Q2-2025 and 7% from Q1-2026. Additional crushing capacity was provided by a contractor to support higher throughput. Plant availability was 97% and mill recovery was 91.2%.
•Mined 444,106 tonnes (4,880 tpd) at 137 g/t Ag, compared with 241,288 tonnes (2,652 tpd) in Q2-2025 and 411,766 tonnes (4,575 tpd) in Q1-2026. The average grade mined remained consistent with both Q2-2025 and Q1-2026.
3 Non-GAAP Measures, consisting of current assets of $286,306 less current liabilities of $141,535 (March 31, 2026, current assets of $256,947 less current liabilities of $115,568 and June 30, 2025, current assets of $179,598 less current liabilities of $91,195).
4 Cash costs per AgEq ounce sold at Boumadine were negatively impacted by changes in the gold-to-silver ratio during the quarter. As commodity prices increased, the gold-to-silver ratio compressed, reducing reported AgEq ounces and increasing unit costs on an AgEq basis. The Corporation’s AgEq ounces for 2026 guidance at Boumadine are calculated using an 80:1 Au:Ag ratio and assumed commodity prices of $50.00/oz silver and $4,000/oz gold, compared to an average realized ratio of approximately 61:1 during Q2-2026 and 59:1 year-to-date 2026. Had the 80:1 ratio been applied during YTD-2026, reported AgEq production would have been approximately 26,366 ounces higher in Q2-2026 and 66,229 ounces higher during year-to-date 2026. This had no impact on Zgounder cash costs per AgEq ounce sold, as Zgounder production is entirely comprised of silver.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    7

•Open-pit operations achieved a mining rate of 3,437 tpd of ore at 141 g/t Ag with a strip ratio of 10, while underground operations achieved an average mining rate of 1,444 tpd at 129 g/t Ag.
Boumadine Pyrite Reclaim
•Produced 100,721 oz of silver and 1,414 oz of gold, down 21% and 20%, respectively, compared to Q1-2026. Silver equivalent production totaled 187,784 AgEq oz, down 18% from Q1-2026, based on a realized Ag:Au ratio of 61:15.
•Material reclaimed and crushed totaled 17,153 tonnes at average grades of 179 g/t Ag and 2.43 g/t Au.
Exploration
•Completed 50,567 m of exploration drilling at Boumadine and 4,440 m at Zgounder.
Q2-2026 Financial Highlights:
•Revenue of $96,794, up 151% from Q2-2025, reflecting higher silver equivalent ounces sold and stronger average net realized prices. Compared with Q1-2026, revenue declined 17%, primarily due to lower average net realized silver equivalent prices, which decreased to $64.22/oz from $82.22/oz in Q1-2026, partially offset by higher silver equivalent ounces sold.
•Cost of sales totaled $33,381, representing a 12% increase from Q2-2025, primarily reflecting higher sales volumes. Cash costs were $16.82 per silver equivalent ounce sold,6, down 21% from Q2-2025 and 9% from Q1-2026. Lower unit costs were primarily driven by a strip ratio of 10 during the quarter, compared to 14 in Q2-2025, reflecting continued mining of ore-rich zones during construction of the tailings storage facility.
•Gross profit of $63,413 up from $8,942 in Q2-2025.
•Net income of $35,038 (diluted EPS of $0.23), compared to net income of $8,641 (diluted EPS of $0.06) in Q2-2025. This compares to net income of $48,533 (diluted EPS of $0.33) in Q1-2026.
•Cash flow from operations of $48,402 compared to $7,787 in Q2-2025 and $70,175 in Q1-2026.
•Fully repaid the $15 million Boumadine Project loan with the European Bank for Reconstruction and Development ("EBRD") ahead of its contractual maturity date.
H1-2026 Operational Highlights:
•Consolidated silver equivalent ("AgEq") production of 3,170,124 ounces ("oz"), representing a 50% increase compared to H1-2025 supported by fully ramped operations and continued optimization of Zgounder operations. Consolidated production included 415,586 AgEq oz from the Boumadine pyrite reclaim operation.
Zgounder Silver Mine
•Produced 2,754,538 oz of silver ("Ag"), an increase of 30% from H1-2025, mainly driven by fully ramped operations and optimization initiatives.
•Mill feed grade of 141 g/t Ag, down 7% compared to H1-2025.
•Processed 680,837 tonnes (3,762 tpd); milling rate increased 30% from H1-2025; plant availability of 98% and mill recovery of 90.3%.
5 Cash costs per AgEq ounce sold at Boumadine were negatively impacted by changes in the gold-to-silver ratio during the quarter. As commodity prices increased, the gold-to-silver ratio compressed, reducing reported AgEq ounces and increasing unit costs on an AgEq basis. The Corporation’s AgEq ounces for 2026 guidance at Boumadine are calculated using an 80:1 Au:Ag ratio and assumed commodity prices of $50.00/oz silver and $4,000/oz gold, compared to an average realized ratio of approximately 61:1 during Q2-2026 and 59:1 year-to-date 2026. Had the 80:1 ratio been applied during YTD-2026, reported AgEq production would have been approximately 26,366 ounces higher in Q2-2026 and 66,229 ounces higher during year-to-date 2026. This had no impact on Zgounder cash costs per AgEq ounce sold, as Zgounder production is entirely comprised of silver.
6 Non-GAAP Measures, refer to page 23.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    8

•Mined 855,872 tonnes (4,729 tpd) at 136 g/t Ag, compared with 435,949 tonnes (2,409 tpd) in H1-2025. Open-pit operations achieved a mining rate of 3,203 tpd, while underground operations achieved an average mining rate of 1,526 tpd, up 100% and 88%, respectively, compared to H1-2025.
Boumadine Pyrite Reclaim
•Produced 228,127 oz of silver and 3,171 oz of gold during H1-2026. Silver equivalent production totaled 415,586 AgEq oz, based on a realized Ag:Au ratio of 59:17. No production was reported in H1-2025, as production commenced in Q4-2025.
•Material reclaimed and crushed totaled 38,967 tonnes at average grades of 180 g/t Ag and 2.47 g/t Au.
Exploration
•Exploration drilling totaled 93,394 m at Boumadine and 10,278 m at Zgounder.
H1-2026 Financial Highlights:
•Revenue of $214,068, up 195% from H1-2025, driven by a 122% increase in average net realized prices to $72.97/oz from $32.90/oz in H1-2025 and a 33% increase in silver equivalent ounces sold.
•Cost of sales of $66,894, with a cash cost of $17.59 per silver equivalent ounce sold7,8, down 13% from H1-2025, driven by higher throughput, increased production levels and operating efficiencies. Cash costs per silver equivalent ounce sold also benefited from a lower strip ratio, reflecting a focus on mining ore-rich zones during tailings storage facility construction, as well as the normalization of operations following first-quarter weather-related disruptions.
•Gross profit of $147,174, up from 19,189 in H1-2025.
•Net income of $83,567 (diluted EPS of $0.56), compared to net income of $15,571 (diluted EPS of $0.11) in H1-2025.
•Cash flow from operations of $118,573 compared to $15,706 in H1-2025.
•Fully repaid the $15 million Boumadine Project loan with EBRD ahead of its contractual maturity date.

7Cash costs per AgEq ounce sold at Boumadine were negatively impacted by changes in the gold-to-silver ratio during the quarter. As commodity prices increased, the gold-to-silver ratio compressed, reducing reported AgEq ounces and increasing unit costs on an AgEq basis. The Corporation’s AgEq ounces for 2026 guidance at Boumadine are calculated using an 80:1 Au:Ag ratio and assumed commodity prices of $50.00/oz silver and $4,000/oz gold, compared to an average realized ratio of approximately 61:1 during Q2-2026 and 59:1 year-to-date 2026. Had the 80:1 ratio been applied during YTD-2026, reported AgEq production would have been approximately 26,366 ounces higher in Q2-2026 and 66,229 ounces higher during year-to-date 2026. This had no impact on Zgounder cash costs per AgEq ounce sold, as Zgounder production is entirely comprised of silver.
8 Non-GAAP Measures, refer to page 23.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    9

Silver Equivalent Production Chart

SILVER EQUIVALENT PRODUCTION IN OZ
2,000,000
1,500,000
1,000,000
500,000
0
355,927
491,310
1,068,652
1,042,317
1,346,882
1,543,429
1,492,814
1,677,310
Q3-2024
Q4-2024
Q1-2025
Q2-2025
Q3-2025
Q4-2025
Q1-2026
Q2-2026
Zgounder
Boumadine

Recent Developments

Acquisition of SA Strategy SARL
Subsequent to the period-end, the Corporation, through its wholly-owned subsidiary Aya International Development Holdings SPV Ltd, completed the acquisition of 100% of the issued share capital of SA Strategy SARL, a Moroccan company holding a portfolio of 21 mining exploitation and exploration licenses located in the Errachidia, Guelmim and Agadir regions of Morocco, from its two individual founding shareholders. Certain customary post-closing administrative formalities in Morocco remain in progress.
Total fixed cash and debt assumption for the transaction was MAD 10 million (equivalent to approximately $1,070). In addition, the sellers are entitled to: (i) MAD 2 million (equivalent to approximately $215) for each 25 Moz silver-equivalent tranche of Measured and Indicated resources established in a future NI 43-101 technical report in respect of the mining titles owned by SA Strategy SARL (the "Mining Titles"); (ii) an amount equal to 1% of the after-tax net present value, as determined in a future NI 43-101 pre-feasibility study in respect of the Mining Titles, payable upon publication of such study; and (iii) a 2% net smelter return royalty on future commercial production from the Mining Titles, of which the first 1% may be repurchased by SA Strategy SARL for $5 million and the remaining 1% may be repurchased for a maximum purchase price of $15 million.
Management has preliminarily assessed the transaction as an asset acquisition rather than a business combination under IFRS 3, Business Combinations, as substantially all of the fair value of the gross assets acquired is concentrated in a group of similar identifiable assets comprising the mining licenses, and no organized workforce or substantive processes were acquired.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    10

Operating Results

Q2-2026 Zgounder Silver Mine Operations
In Q2-2026, 353,888 tonnes of ore were processed. Mill availability for the quarter was 97%, with an average processed grade of 141 g/t Ag. Throughout the quarter, the milling rate continued to stabilize and increase. A contractor was mobilized with a mobile crusher to reduce the plant crusher feed size, resulting in increased throughput. Recovery was 91.2%, on target. Daily throughput averaged 3,889 tpd, producing 1,489,526 oz of silver during the quarter. The addition of a permanent tertiary crusher unit within the existing crushing circuit is expected to be completed in early 2027. Until then, the crushing contractor will remain onsite, ensuring higher mill throughput.
The total mining rate for the quarter reached a record average of 4,880 tpd, for a total of 444,106 tonnes of ore mined, at a grade of 137 g/t Ag. Open pit mining achieved a record mining rate of 3,437 tpd.
In Q2-2026, 312,732 tonnes (3,437 tpd) of ore were mined from the open pit at an average grade of 141 g/t Ag and a strip ratio of 10. Underground, 131,374 tonnes (1,444 tpd) were mined at an average grade of 129 g/t Ag.
At the end of the quarter, the stockpile stood at 373,884 tonnes of ore at an average grade of 117 g/t Ag, representing an increase compared to the previous quarter. The stockpile will continue to increase as we anticipate slowing underground mining rates in the next 12-18 months as we focus on development of lower levels. The stockpile will decrease beginning in 2027.
During the quarter, a portion of the open pit waste was used, and trucking capacity was utilized to haul the waste to build phase two of the Tailings Storage Facility ("TSF"). The mining team therefore focused on ore-rich zones to meet production requirements. With phase 2 of the TSF complete, and additional hauling capacity available, the strip ratio is expected to increase in H2-2026 as waste areas within the mine plan will be mined.
During the next quarters, underground development is expected to accelerate with the development of sub levels (1925 to 1775), to liberate upper levels (2050-1975) which will be mined within open pit operations. The decline ramp has reached Level 1775 and continues to advance toward deeper levels.
Figure 1 - Zgounder Open Pit
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    11

Capital Projects
The site services team completed phase 2 of the TSF in early Q3-2026, as planned and on budget. Other ongoing capital projects include the installation of an ore sorter aimed at processing marginal ore which is currently considered as waste. The ore sorter is expected to be commissioned in Q4-2026. A tertiary crusher was ordered with construction and installation to be completed early 2027. Finally, extra housing for staff and a mine office are under construction.
The open pit is in full operation and integrated in production.
Underground development continues to progress, with new, deeper mining levels being established down to level 1850. The decline ramp has advanced to level 1775, and a new ventilation raise connecting levels 1925 and 1825 was commissioned in Q1-2026. Construction of an emergency access raise between levels 1925 and 1850 commenced during the quarter and is expected to be completed in Q3-2026, enhancing access and safety for the lower mining levels. Construction of an additional ventilation raise between levels 1825 and 1750 is expected to commence before the end of Q3-2026. The decline design for all lower levels has been completed, and the decline ramp is expected to reach level 1700 by year-end, with further advancement to level 1600 and beyond planned in 2027 as geological resources continue to be defined. Underground production development is currently focused on mining below level 1900, down to level 1825. Development of an extension to level 1825 is also underway to support exploration at depth west of the Zgounder River.
Q2-2026 Boumadine Reclaim Operations
In late 2025, Aya commenced the reclamation and sale of its historical pyrite stockpile at the Boumadine Project. During Q2-2026, a total of 17,153 tonnes were reclaimed and crushed, at grades of 179 g/t Ag and 2.43 g/t Au. A total of 1,414 oz of gold and 100,721 oz of silver were recovered, representing 187,784 oz of silver equivalent9 for Q2-2026.
At the end of Q2-2026, crushed inventory stood at 298,977 oz AgEq equivalent, located at various ports, awaiting shipment. Reclaimed pyrite inventory is increasing in preparation of bulk shipments in H2-2026. Meanwhile, containerized shipments are ongoing. Pyrite exports are expected to accelerate in H2-2026 to meet guidance for the year.
As announced on November 19, 2025, the initiative is expected to continue for approximately 20–24 months from the start of operations. The overall Boumadine Polymetallic Project remains at the exploration and evaluation stage and is not in commercial production.

Development and Exploration

Aya is advancing a comprehensive 2026 exploration and development program at Zgounder and Boumadine, targeting approximately 30,000 metres of drilling at Zgounder and 200,000 metres at Boumadine to expand the resource base and support long-term growth. Activities include near-mine and regional exploration at Zgounder, as well as an extensive drilling and technical program at Boumadine to advance resource conversion and feasibility work.
Zgounder Silver Mine
Drilling Activity
In Q2-2026, Aya completed 4,439 m of diamond drilling, bringing year-to-date drilling to 10,278 m, representing approximately 51% of its planned 2026 exploration program. Drilling focused on near-mine targets in the open-pit area, central zone and near the Western Fault to define extensions of high-grade silver mineralization and support potential resource growth. Results continued to demonstrate strong continuity of mineralization, with notable intercepts including 1,330 g/t Ag over 4.6 m (Hole DZG-SF-26-740) in the central area, 1,867 g/t Ag over 6.0 m (Hole ZG-RC-26-946) and 739 g/t Ag and over 10.0 m (Hole ZG-RC-26-942) in the open-pit area. Development of the exploration drift at the 1,825-metre level advanced during the quarter, supporting planned drilling west of the Western Fault in the second half of 2026.
9 Cash costs per AgEq ounce sold at Boumadine were negatively impacted by changes in the gold-to-silver ratio during the quarter. As commodity prices increased, the gold-to-silver ratio compressed, reducing reported AgEq ounces and increasing unit costs on an AgEq basis. The Corporation’s AgEq ounces for 2026 guidance at Boumadine are calculated using an 80:1 Au:Ag ratio and assumed commodity prices of $50.00/oz silver and $4,000/oz gold, compared to an average realized ratio of approximately 61:1 during Q2-2026 and 59:1 year-to-date 2026. Had the 80:1 ratio been applied during YTD-2026, reported AgEq production would have been approximately 26,366 ounces higher in Q2-2026 and 66,229 ounces higher during year-to-date 2026. This had no impact on Zgounder cash costs per AgEq ounce sold, as Zgounder production is entirely comprised of silver.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    12

Regional drilling started on the 10th of July with an RC campaign at North Zgounder targeting strong Ag-Au-Cu anomalies and showings.
Mapping and Target Generation
Detailed geological mapping and prospecting are being carried out on Tourchkal, Zgounder North and Zgounder Far East permits. Several drill targets have been identified on these permits supporting future drilling in 2026.
Technical Report
The Zgounder Report is prepared in accordance with NI 43-101 and is available on Aya’s website, SEDAR+ and EDGAR. It incorporates updated mineral resources and reserves estimates as well as a revised life-of-mine plan extending to 2036.
Boumadine
Drilling Activity
In Q2-2026, Aya completed 50,567 m of diamond drilling, bringing year-to-date drilling to 93,394 m, representing approximately 47% of its planned 2026 program. Drilling during the quarter confirmed the high-grade nature and continuity of the Boumadine Main Trend, which remains open in all directions. In addition, hole BOU-DD25-745, located south of the Main Trend, intersected a new mineralized parallel structure approximately 70 m below the current resource pit shell, including 890 g/t AgEq over 51.5 m. This new structure has the potential to increase the Mineral Resources and extend the depth of the open pit and will require follow-up drilling upward and laterally to fully assess its potential. These results build on the new mineralized parallel structure identified in the first quarter, approximately 500 m east of the Main Trend, where initial drilling intersected mineralization within a broader massive sulphide interval at depth, including 115 g/t AgEq over 2.5 m and 331 g/t AgEq over 0.8 m (BOU-DD25-707). Other notable drill results during Q2-2026 included 665 g/t AgEq over 20.4 m (BOU-DD25-746), 746 g/t AgEq over 14.9 m (BOU-DD26-790), and 511 g/t AgEq over 9.4 m (BOU-DD26-786).
Permitting, Mapping and Targeting
In Q2-2026, the Corporation continued mapping and prospecting, developing new targets which will be tested in 2026 and beyond.
Aya has filed a request to renew the Boumadine Mining License (LE-383661), which expired on May 16, 2026. The renewal process is underway, with the required fees paid and the inspection by the Moroccan Directorate of Mines completed. Based on the progress of the renewal process, the Corporation does not anticipate any issues with the application. Upon approval, the license is expected to be renewed for a 10-year renewable term in accordance with the Moroccan mining code.
Boumadine Preliminary Economic Assessment
The 2025 PEA is available on the Corporation's website, SEDAR+ and EDGAR. The 2025 PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2025 PEA will be realized.
Updated Boumadine Preliminary Economic Assessment
The Corporation continues to advance the Updated PEA for the Boumadine Project, which is expected to be released in the second half of 2026. The Updated PEA is expected to incorporate an updated mineral resource model, a revised mine plan, and updated metal price and concentrate payable assumptions reflecting current market conditions.
Note Regarding the Use of Mineral Resources and Mineral Reserves
The key assumptions, parameters and methods used to estimate the mineral resources for Boumadine and mineral resources and reserves for Zgounder, and the identification of known legal, political, environmental or other risks that could materially affect the potential development of the mineral resources and reserves are described in the 2025 PEA and the Zgounder Report. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    13

Overview of Financial Performance

For the three and six-month periods ended June 30, 2026 and 2025, (in thousands of dollars):

	Three-month periods ended			Six-month periods ended
	June 30,			June 30,
	2026	2025	Variance	2026	2025	Variance
Revenues	96,794	38,615	151%	214,068	72,446	195%	(1)
Cost of sales	33,381	29,673	12%	66,894	53,257	26%	(2)
Gross profit	63,413	8,942	609%	147,174	19,189	667%	(3)
General and administrative expenses	7,881	2,939	168%	11,364	5,821	95%	(4)
General and administrative expenses - Share-based payments	2,377	4,149	(43)%	5,068	8,188	(38)%	(5)
Other operating income	-	(5,815)	NM	-	(5,815)	NM
Operating income	53,155	7,669	593%	130,742	10,995	1,089%
Net finance income	3,599	3,101	16%	2,665	10,438	(74)%	(6)
Share of loss in associate, net of tax	(245)	(327)	25%	(606)	(327)	(85)%
Net income before income taxes	56,509	10,443	441%	132,801	21,106	529%
Income tax expense	21,471	1,802	1092%	49,234	5,535	790%	(7)
Net income for the period	35,038	8,641	305%	83,567	15,571	437%	(8)
Income per share (diluted)	0.23	0.06	283%	0.56	0.11	409%	(8)
*NM – Not Meaningful
Three-month period ended June 30, 2026, compared to the three-month period ended June 30, 2025
1.Revenues totaled $96,794 in Q2-2026 compared to $38,615 in Q2-2025, driven by a 32% increase in silver equivalent ounces sold to 1,507,121 oz in Q2-2026 from 1,140,452 oz in Q2-2025, including 184,536 AgEq oz sold from the Boumadine pyrite reclaim operation compared to no sales from the operation in Q2-2025. Compared to Q2-2025, when the Zgounder Silver Mine was continuing to ramp up following the achievement of commercial production on December 29, 2024, ore processed increased by 29% year-over-year from 273,471 tonnes in Q2-2025 to 353,888 tonnes in Q2-2026. Furthermore, average net realized silver equivalent price per ounce sold increased by 90% to $64.22 per AgEq oz in Q2-2026 compared to $33.86 per AgEq oz in Q2-2025.
2.Cost of sales in Q2-2026 increased by 12% compared to Q2-2025, driven by the increase in tonnes mined, milled and resulting ounces sold and a larger depreciation expense on a larger asset base. Production costs decreased despite significantly higher mining and processing volumes and relatively consistent average grades, primarily reflecting lower open-pit stripping costs as the strip ratio decreased to 10 in Q2-2026 from 14 in Q2-2025 while the Corporation focused on the phase two of the TSF rather than waste stripping activities. Production costs also benefited from lower underground mining costs, primarily as a result of underground development being significantly lower than originally planned. Depreciation expense increased by $2,463 compared to Q2-2025, reflecting the expanded depreciable asset base and higher production under the units-of-production depreciation method, with ounces mined increasing from 1,029,645 in Q2-2025 to 1,961,510 in Q2-2026. Higher process throughput contributed to increased production and sales. Unit production costs were lower in Q2-2026 compared to Q2-2025. Royalties were $2,904 in Q2-2026 compared to $1,158 in Q2-2025, reflecting higher sales, representing 3% of revenue.
3.Gross profit for the quarter was $63,413 compared to $8,942 in Q2-2025, representing an increase of 609%. The increase was primarily driven by higher average net realized silver equivalent price per ounce and increased sales volumes. Lower cash costs in Q2-2026 of $16.82 compared to cash cost of $21.26 in Q2-2025, also contributed to the improvement with additional savings of $6,687.
4.General and administrative expenses increased by 168% or $4,942 in Q2-2026 compared with Q2-2025. This increase was primarily attributable to professional fees related to the DF litigation, reporting issuer costs associated with the Corporation's Nasdaq listing, and increased salaries and benefits reflecting an increase of the corporate workforce to support the related U.S. reporting requirements, as well as other strategic initiatives.
5.General and administrative expenses - Share-based payments expense decreased by 43% or $1,772 in Q2-2026 compared with Q2-2025. The decrease was driven by a lower non-cash expense related to share-based payments expense in Q2-2026
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    14

related to the August 2024 stock option issuance. Under the vesting attribution method, a higher proportion of the total expense is recognized in the earlier periods of the vesting schedule. As a result, share-based payments expense was higher in Q2-2025, with a natural decline in Q2-2026 as a greater portion of the expense had already been recognized in prior periods.
6.Net finance income increased by 16%, or $498, in Q2-2026 primarily due to higher interest income and lower finance costs on long-term debt, partially offset by lower foreign exchange gains compared to Q2-2025. During Q2-2026, the Canadian dollar depreciated by 2% against the U.S. dollar, resulting in foreign exchange gain of approximately $4,400. By comparison, Q2-2025 benefited from foreign exchange gain of approximately $5,300 driven by a 7% appreciation of the MAD against the U.S. dollar. Notably, as the intercompany advances to our Moroccan subsidiaries and the long-term debt in ZMSM are denominated in U.S. dollars, fluctuations in exchange rates generated foreign exchange losses in the Moroccan entities, partially offset by foreign exchange gains in the Canadian entity resulting from the appreciation of the U.S. dollar against the Canadian dollar. The reduction in foreign exchange gain in Q2-2026 was offset by an increase in interest income in Q2-2026 compared to Q2-2025 of approximately $849 due to a higher cash balance during the period. The quarter included a decrease in interest costs related to the EBRD loan, due to a lower outstanding loan balance following the first principal repayment of $14,285 on the Zgounder expansion loan, which was made in January 2026.
7.Income tax expense in Q2-2026 was $21,471, compared to $1,802 in Q2-2025, primarily due to higher net taxable income at the Zgounder Silver Mine and the increase in the Moroccan corporate income tax rate applicable to taxpayers with annual taxable income exceeding MAD 100 million, under which the Zgounder Silver Mine was taxed at 35% in Q2-2026 compared to 31.25% in Q2-2025. Together, these factors accounted for $20,852 of the increase, as well as $621 of accrued withholding taxes on interest accruing on outstanding intercompany advances to Moroccan subsidiaries. The increase in taxable income reflects higher revenue generated from the increase in the average net realized silver equivalent price per oz sold, as well as higher operating income at the Zgounder Silver Mine, together with sales generated by the pyrite reclamation operations at Boumadine, which are carried out through a separate Moroccan subsidiary.
8.Net income of $35,038 (diluted EPS of $0.23) was recorded in Q2-2026 compared to net income of $8,641 (diluted EPS of $0.06) in Q2-2025.

Six-month period ended June 30, 2026, compared to the six-month period ended June 30, 2025
1.Revenues totaled $214,068 in H1-2026 compared to $72,446 in H1-2025, driven by a 33% increase in silver equivalent ounces sold to 2,933,482 oz in H1-2026 from 2,202,017 oz in H1-2025, including 234,967 AgEq oz sold from the Boumadine pyrite reclaim operation compared to no sales from this operation in H1-2025. Compared to H1-2025, when the Zgounder Silver Mine was continuing to ramp up following the achievement of commercial production on December 29, 2024, ore processed increased by 30% year-over-year from 523,214 tonnes in H1-2025 to 680,837 tonnes in H1-2026. Furthermore, average net realized silver equivalent price per ounce sold increased by 122% to $72.97 per AgEq oz in H1-2026 compared to $32.90 per AgEq oz in H1-2025.
2.Cost of sales in H1-2026 increased by 26% compared to H1-2025, driven by the increase in tonnes mined, milled and resulting ounces sold and higher depreciation expense on a larger asset base. Production costs remained relatively stable despite significantly higher mining and processing volumes and slightly lower average grades, primarily reflecting lower open-pit stripping costs as the strip ratio decreased to 10 in H1-2026 from 14 in H1-2025 while the Corporation focused on the phase two of the TSF rather than waste stripping activities. Production costs also benefited from lower underground mining costs, primarily as a result of underground development being significantly lower than originally planned. Depreciation expense increased by $5,714 compared to H1-2025, reflecting the expanded depreciable asset base and higher production under the units-of-production depreciation method, with ounces mined increasing from 2,039,006 in H1-2025 to 3,745,317 in H1-2026. Lower processed grades in H1-2026 compared to H1-2025 required higher throughput to ensure silver production. The higher throughput resulted in increased production and revenues. Cash costs per silver equivalent ounce sold improved in H1-2026 compared to H1-2025. Royalties were $6,400 in H1-2026 compared to $2,173 in H1-2025, reflecting higher sales, representing 3% of revenue.
3.Gross profit in H1-2026 was $147,174 compared to $19,189 in H1-2025, representing an increase of 667%. The increase was primarily driven by higher average net realized silver equivalent price per ounce and increased sales volumes. Lower cash costs in H1-2026 of $17.59 compared to cash cost of $20.14 in H1-2025, also contributed to the improvement with additional savings of $7,467.
4.General and administrative expenses increased by 95% or $5,543 in H1-2026 compared with H1-2025. This increase was primarily attributable to higher professional fees related to the DF litigation, reporting issuer costs associated with the Corporation's Nasdaq listing and increased salaries and benefits reflecting the expansion of the head office workforce to support the Nasdaq listing and related U.S. public company requirements, as well as other strategic initiatives.
5.General and administrative expenses - Share-based payments decreased by 38% or $3,120 in H1-2026 compared with H1-2025. The decrease was driven by a lower non-cash expense related to share-based payments expense in H1-2026
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    15

related to the August 2024 stock purchase option issuance. Under the vesting attribution method, a higher proportion of the total expense is recognized in the earlier periods of the vesting schedule. As a result, share-based payments expense was higher in H1-2025, with a natural decline in H1-2026 as a greater portion of the expense had already been recognized in prior periods.
6.Net finance income decreased by 74% or $7,773 in H1-2026 primarily due to lower foreign exchange gains in H1-2026 compared to H1-2025. During H1-2026, the 3.7% depreciation of the Canadian dollar against the U.S. dollar generated a foreign exchange gain of approximately $8,500, partially offset by foreign exchange losses of approximately $4,100 resulting from the depreciation of the MAD against the U.S. dollar. By comparison, H1-2025 benefited from a foreign exchange gain of approximately $24,000, mainly driven by the 12% appreciation of the MAD against the U.S. dollar on U.S. dollar-denominated intercompany advances and long-term debt, partially offset by a $9,000 loss from the 5% depreciation of the U.S. dollar against the Canadian dollar. The reduction in foreign exchange gains in H1-2026 was offset by an increase in interest income of approximately $1,478 in H1-2026 compared to H1-2025 due to a higher cash balance during the period. The period included a decrease in interest costs tied to the EBRD loan of $1,068 due to a lower outstanding loan balance following the first principal repayment of $14,285 on the Zgounder expansion loan, which was made in January 2026.
7.Income tax expense in H1-2026 was $49,234, compared to $5,535 in H1-2025, primarily due to higher net taxable income at the Zgounder Silver Mine and the increase in the Moroccan corporate income tax rate applicable to taxpayers with annual taxable income exceeding MAD 100 million, under which the Zgounder Silver Mine was taxed at 35% in H1-2026 compared to 31.25% in H1-2025. Together, these factors accounted for $47,950 of the increase, as well as $1,285 of accrued withholding taxes on interest accruing on outstanding intercompany advances to Moroccan subsidiaries. The increase in taxable income reflects higher revenue generated from the increase in the average net realized silver equivalent price per oz sold, as well as higher operating income at the Zgounder Silver Mine, together with sales generated by the pyrite reclamation operations at Boumadine, which are carried out through a separate Moroccan subsidiary.
8.Net income of $83,567 (diluted EPS of $0.56) was recorded in H1-2026 compared to net income of $15,571 (diluted EPS of $0.11) in H1-2025.

Summary of Quarterly Results

Selected Quarterly Information

	Revenues	Net income (loss)	Income (loss) per share (diluted)
Quarter ended	$	$	$
June 30, 2026	96,794	35,038	0.23
March 31, 2026	117,274	48,533	0.33
December 31, 2025	75,320	18,287	0.12
September 30, 2025	54,337	12,422	0.09
June 30, 2025	38,615	8,641	0.06
March 31, 2025	33,831	6,931	0.05
December 31, 2024[10]	9,338	(29,983)	(0.20)
September 30, 2024	11,024	(263)	0.00
Revenues in Q2-2026 were $96,794 compared to $117,274 in Q1-2026. The Corporation increased AgEq ounces sold to 1,507,121 AgEq ounces, including 184,536 AgEq ounces sold from the Boumadine pyrite reclaim operation in Q2-2026 compared to 1,426,361 AgEq ounces, including 50,431 AgEq ounces sold from the operation in Q1-2026, an increase of 6%. This higher sales volume was offset by a lower average net realized silver equivalent price per AgEq ounce, which decreased to $64.22 per AgEq ounce in Q2-2026 from $82.22 per AgEq ounce in Q1-2026, a decrease of 17%, resulting in lower revenues during the quarter. Cost of sales remained stable despite higher ounces sold, primarily due to lower cash costs per ounce sold during the quarter. The lower average net realized silver equivalent price per AgEq ounce reduced the gross profit margin to
10 In the quarter ended December 31, 2024, loss per share had previously been calculated using total net loss rather than net loss attributable to Aya shareholders. The comparative EPS amounts have been adjusted from previously reported $(0.23) to $(0.20) to reflect the net loss attributable to Aya shareholders in the quarter ended December 31, 2024. This adjustment affects only the presentation of loss per share and has no impact on the Corporation's net loss, total equity, cash flows, or financial position in the quarter.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    16

66% in Q2-2026 from 71% in Q1-2026, resulting in lower income before income taxes. This decline was partially offset by lower income tax expense for the quarter.
Revenues in Q1-2026 were $117,274 compared to $75,320 in Q4-2025. The Corporation sold 1,426,361 AgEq ounces, including 50,431 AgEq oz sold from the Boumadine pyrite reclaim operation in Q1-2026 compared to 1,290,023 AgEq ounces, including 172,129 AgEq oz sold from the operation in Q4-2025. This increase in ounces sold, combined with the higher average net realized silver equivalent price per ounce, which increased to $82.22 per AgEq ounce in Q1-2026 from $58.39 per AgEq ounce in Q4-2025, resulted in higher revenues during the quarter. Cost of sales remained stable. Lower unit production costs resulting from higher ounces sold during Q1-2026 were offset by higher royalty expenses, reflecting higher sales, and increased depreciation expense during the quarter. As a result of the increase in silver price, the gross profit margin improved from 57% in Q4-2025 to 71% in Q1-2026, mainly driven by the higher net realized silver equivalent price and lower unit cash costs during the quarter. The increase in gross profit contributed to higher net income. Furthermore, interest income was higher due to an increased cash and cash equivalents balance. However, the increase in net income before taxes was offset by higher income tax expense for the quarter.
Revenues in Q4-2025 were $75,320 compared to $54,337 in Q3-2025. The Corporation sold 1,290,023 oz of silver in Q4-2025 compared to 1,363,511 oz in Q3-2025. The decrease in sales volume due to timing was largely offset by the higher average net realized silver equivalent price, which rose to $58.39 per ounce in Q4-2025 from $39.85 per ounce in Q3-2025, more than offsetting the lower sales volume and resulting in higher revenues during the quarter. Cost of sales remained stable. Lower production costs resulting from the decrease in ounces sold during Q4-2025 were offset by higher royalty expenses, reflecting higher silver prices, and increased amortization expenses during the quarter. As a result of the increase in silver prices, the gross profit improved in Q4-2025, from 39% to 57% as sales greatly increased and cost of sales were stable during the quarter. The gross profit increase contributed to the increase in net income. Furthermore, the quarter experienced a decrease in general and administration expenses from lower share-based payment expenses. This non-cash expense is from the accounting treatment applied to share purchase options issued in August 2024. However, the increase in net income before taxes was offset by an increased tax expense for the quarter.
Revenues in Q3-2025 were $54,337 compared to $38,615 in Q2-2025. The Corporation sold 1,363,511 oz of silver in Q3-2025 compared to 1,140,452 oz in Q2-2025. The average net realized price for silver also rose to $39.85 per ounce in Q3-2025, up from $33.86 per ounce in Q2-2025, further supporting revenue growth. The rise in cost of sales was mainly attributed to the increased volume of ore processed to support higher oz sold. The higher average grade of 146 g/t in Q3-2025 compared to 140 g/t in Q2-2025 contributed positively to operating performance, partially offsetting the impact of higher volumes on total costs. As a result, cash costs decreased to $20.79/oz in Q3-2025 from $21.26/oz in Q2-2025, reflecting improved operating efficiencies and stronger grades. Other operating income decreased to $nil in Q3-2025 compared to Q2-2025, which included a net impairment recovery of $3,987 and a $1,828 gain on sale of assets, primarily related to the Amizmiz property transaction completed in April 2025.
Revenues in Q2-2025 were $38,615 compared to $33,831 in Q1-2025. The Corporation sold 1,140,452 oz of silver in Q2-2025 compared to 1,061,565 oz in Q1-2025. The average net realized price for silver also rose to $33.86 per ounce in Q2-2025, up from $31.87 per ounce in Q1-2025, further supporting revenue growth. The rise in the cost of sales was mainly attributed to the increased volume of ore that was mined and processed to produce the ounces sold given the lower ore grade which stood at 140 g/t in Q2-2025 compared to 163 g/t in Q1-2025. This consequently led to an increase in unit costs. A $1,611 increase in depreciation expense in Q2-2025 compared to Q1-2025 is reflected by the 12% increase in ounces extracted and approximately doubling the amount of additions, as well as transfers from assets under construction to mining assets in production in Q2-2025. Other operating Income increased by 100% in Q2-2025 compared to Q1-2025 as it includes a net impairment recovery of $3,987 and a $1,828 gain on sale of assets, mainly related to the Amizmiz property transaction completed in April 2025.
Revenues in Q1-2025 were $33,831 compared to $9,338 in Q4-2024. The Corporation sold 1,061,565 oz of silver in Q1-2025 compared to 337,733 oz in Q4-2024, benefiting from a full quarter of operational ramp-up at the new Zgounder plant, which reached commercial production on December 29, 2024. Additionally, the average net realized silver price increased to $31.87 per ounce in Q1-2025, up from $27.65 per ounce in Q4-2024, further contributing to the increase in revenue. The cost of sales increased primarily due to the higher volume of silver processed and sold and a $1,685 increase in depreciation expense in Q1-2025 compared to Q4-2024, driven by the start of depreciation of the new Zgounder plant. In addition, tax expense rose significantly to $3,734 in Q1-2025 compared to a tax recovery of $(1,867) in Q4-2024 reflecting the sharp increase in taxable income generated by the Corporation’s Moroccan subsidiary.
Revenues in Q4-2024 were $9,338 compared to $11,024 in Q3-2024. The Corporation sold 337,733 oz compared to 403,957 oz of silver in Q3-2024. In addition, the cost of sales increased in proportion to the oz sold due to an increase in operational costs associated with the finalization of the expansion, mine ramp-up, additional staff, training and health and safety activities that have accelerated in Q4-2024 since the new Zgounder plant reached commercial production on December 29, 2024. In addition, an impairment charge of $27,350 related to the Tijirit Project owned by the Corporation at 75% was taken in Q4-2024. (See Note 7 of the Q4-2024 FS).
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    17

Revenues in Q3-2024 were $11,024 compared to $13,678 in Q2-2024. The Corporation sold 403,957 oz compared to 521,971 oz of silver in Q2-2024. The 23% reduction in oz sold is mainly explained by the average grade processed that came in lower at 161 g/t compared to 196 g/t in Q2-2024, partially offset by higher average selling prices. The cost of sales rose in line with the increase in ounces sold due to higher operational costs from expansion preparation, mine ramp-up, and health and safety activities in Q3-2024, as the new Zgounder plant neared completion.

Liquidity and Capital Resources

As at June 30, 2026, the Corporation had working capital of $144,771 compared to $112,400 as at December 31, 2025,11 including cash and cash equivalents of $182,808 ($136,322 on December 31, 2025). The Corporation generated $118,573 in operating cash flow, principally from the Zgounder operation during H1-2026. The Corporation ensures that there is sufficient capital to meet short-term business requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash. The Corporation believes that these sources will be sufficient to meet its obligations for at least the next 12 months. The Corporation's principal sources of financing in the past have been equity, debt financing and cash flows from operations. The success of equity and debt financing is dependent on capital markets, the attractiveness of mining companies to investors, and metal prices. To facilitate its growth and to continue its exploration, development, expansion activities and to support its ongoing operations the Corporation may be required to raise further equity or debt financing in the capital markets. The Corporation continues to assess financing alternatives, including equity or debt or a combination of both, to fund future growth, including the development of the Boumadine Project.
As part of its $100 million financing with EBRD, the Corporation is required to maintain $16,250 in the debt service reserve account. As these funds are not available for general corporate use, these amounts are recorded as restricted cash on the consolidated statement of financial position.
The following table summarizes the Corporation’s cash flow activity during the three and six-month periods ended June 30, 2026, and 2025:

	Three-month periods ended		Six-month periods ended
(used in)	June 30,		June 30,
	2026	2025	2026	2025
Operating cash flow before changes in working capital	44,935	(1,390)	108,853	7,355
Change in non-cash operating working capital items	3,467	9,177	9,720	8,351
Net cash flow from operating activities	48,402	7,787	118,573	15,706
Net cash flow used in investing activities	(21,672)	(13,012)	(38,002)	(28,966)
Net cash flow (used in) from financing activities	(15,279)	99,539	(32,510)	94,835
Effect of exchange rate changes on cash in foreign currencies	(313)	1,199	(1,575)	1,313
Net change in cash and cash equivalents	11,138	95,513	46,486	82,888
Cash and cash equivalents, beginning of the period	171,670	18,319	136,322	30,944
Cash and cash equivalents, end of period	182,808	113,832	182,808	113,832
Operating
During the three-month period ended June 30, 2026, the Corporation generated operating cash flow before changes in working capital items of $44,935, compared to negative operating cash flow before changes in working capital items of $1,390 for the same prior-year period. The increase was mainly driven by higher net income in Q2-2026 compared to Q2-2025.
During the six-month period ended June 30, 2026, operating cash flow before changes in working capital items was $108,853, compared to $7,355 for the same prior-year period. The increase was mainly driven by higher net income in H1-2026 compared to H1-2025. See the Overview of Financial Performance section.
The operating cash flow in the three-month period ended June 30, 2026, was positively impacted by changes of $3,467 in working capital items, primarily driven by increases in accounts payable and income tax payable. The increase in accounts payable was mainly attributable to an additional three months of accrued interest on long-term debt (paid subsequent to
11 Non-GAAP Measures, consisting of current assets of $286,306 less current liabilities of $141,535 (December 31, 2025, current assets of $232,450 less current liabilities of $120,050).
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    18

quarter-end), as well as higher professional fees related to the DF litigation. The increase in income tax payable was primarily driven by higher taxable income in the ZMSM entity. These increases in working capital were partially offset by higher trade and other receivables, resulting from the timing of client payments. Inventories also increased, mainly due to the accumulation of approximately 90 days of ore on the stockpile, higher mining supplies, and silver bar inventories.
During the six-month period ended June 30, 2026, operating cash flow was positively impacted by a $9,720 change in working capital items, primarily driven by increases in accounts payable and income tax payable, as well as a decrease in trade and other receivables. The increase in accounts payable was mainly attributable to higher professional fees related to the DF litigation and other operational expenses. The increase in income tax payable was primarily driven by higher taxable income at the Zgounder operating entity. The decrease in trade and other receivables in H1-2026 resulted from the timing of client payments. These increases in working capital were partially offset by higher sales taxes receivable, driven by the increase in general expenses, and increase in inventory resulting from higher ore stockpiles and mining supplies.
Investing
During the three-month period ended June 30, 2026, the Corporation used cash of $21,672 in investing activities compared to $13,012 in Q2-2025. During the six-month period ended June 30, 2026, the Corporation used cash of $38,002 in investing activities compared to $28,966 in H1-2025. The variance in both periods was largely due to higher investments in exploration and evaluation assets mainly related to the Boumadine Project, where $10,556 was invested in Q2-2026 ($24,621 in H1-2026) compared to $3,499 in Q2-2025 ($11,319 in H1-2025). At Boumadine, a multi-phase infill and regional drilling program (approximately 200,000 metres total for 2026) is underway, as the Corporation is advancing the project following the 2025 PEA.
Financing
During the three-month period ended June 30, 2026, the Corporation used cash of $15,279 in financing activities compared to cash generated of $99,539 in Q2-2025, primarily due to a voluntary prepayment of $15,000 on the Boumadine Loan, which is now fully repaid and borrowing costs of $602 associated with the repayment of long-term debt ($nil in Q2-2025). These cash outflows were partially offset by proceeds of $523 from the exercise of options of during the quarter ($nil in Q2-2025). The year-over-year variance was primarily attributable to proceeds of $105,218 from the issuance of common shares, partially offset by share issuance costs of $5,490 in Q2-2025.
During the six-month period ended June 30, 2026, the Corporation used cash of $32,510 in financing activities compared to cash generated of $94,835 in H1-2025, primarily due to the first of seven scheduled principal repayments of $14,286 and a voluntary prepayment of $15,000 on the Boumadine Loan, which is now at zero, for a total of $29,286 and borrowing costs of $5,679 associated with the repayment of long-term debt. This decrease in cash was offset by the proceeds from exercise of options in H1-2026 of $2,825. In H1-2025, cash was generated from a financing of share issuance of $105,218, less share issue costs of $5,490 and less a first payment of borrowing costs on long-term debt of $4,626.
Financing Sources

Financing sources for amounts received during the last 8 quarters
Date	Type	Financings	Gross Amounts ($)	General description of the use of proceeds
June 18, 2025	Short Form Prospectus	Common shares	105,218	The net proceeds of the financing after deductions of the financing costs, are being used to advance its business objectives including for the advancement of its exploration program at Boumadine, the exploration program at Zgounder Regional, and for working capital and general corporate purposes.
From July 3, 2024 to June 30, 2026	Share purchase Options exercised	Common shares	3,883	The net proceeds from the exercise of options are being used to fund general administrative expenses, investing activities and other working capital needs.

AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    19

Use of Proceeds
June 18, 2025, Financing - $105.2 million
On June 18, 2025, the Corporation closed a bought deal financing and issued 10,767,795 common shares of the Corporation at a price of C$13.35 per common share for gross proceeds of approximately C$143,750 ($105,218).
Below is an update, in tabular form, reflecting the use of the funds as of June 30, 2026, compared to the budgeted amounts initially set out in the prospectus:

Principal use	Earmarked usage	Actual usage
	$ (million)	$ (million)
Boumadine exploration and development	58.6	50.5
Zgounder regional and other projects	7.3	1.8
General corporate purposes[12]	39.3	12.4
Total	105.2	64.7

Financial Position

The following table details the changes to the statements of financial position as at June 30, 2026, compared to December 31, 2025:

	As at June 30, 2026	As at December 31, 2025	Variance
Cash and cash equivalent	182,808	136,322	34%
Trade and other receivables	25,199	33,811	(25)%
Sales taxes receivable	26,303	22,864	15%
Inventories	45,543	34,595	32%
Deposit in trust	-	314	NM
Restricted cash	-	1,750	NM
Prepaid expenses and security deposits	6,163	2,794	121%
Equity investment	290	-	NM
Total current assets	286,306	232,450	23%
Restricted cash	16,410	16,412	—%
Non-refundable deposits to suppliers	4,891	3,390	44%
Deferred tax assets	3,540	5,187	(32)%
Investment in associate	6,363	6,969	(9)%
Deferred financing fees	-	173	NM
Property, plant, and equipment	247,751	251,973	(2)%
Exploration and evaluation assets	137,033	115,179	19%
Total assets	702,294	631,733	11%
Total current liabilities	141,535	120,050	18%
Lease liabilities	2,020	1,009	100%
Long-term debt	55,087	83,606	(34)%
Asset retirement obligations	3,063	3,244	(6)%
Total liabilities	201,705	207,909	(3)%
Total equity	500,589	423,824	18%
Total liabilities and equity	702,294	631,733	11%
*NM: Not Meaningful

12 Includes $5.5 million in share issue costs related to the June 18, 2025, C$143.8 million financing.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    20

Assets
The change in the Corporation’s cash and cash equivalents balance on June 30, 2026, compared to the amount held on December 31, 2025, is detailed in the Liquidity and Capital Resources section.
During H1-2026, trade and other receivables decreased by $8,612 compared to December 31, 2025, as a result of the reduction in the quantity of ounces included in trade receivables at the end of June 30, 2026.
The increase in sales taxes receivable of $3,439 in H1-2026 compared to December 31, 2025, reflects the accumulation of an additional six months of recoverable sales taxes, partially offset by collections of approximately $5,000 during the period.
The increase in inventory of $10,948 in H1-2026 was primarily due to higher ore stockpiles at Zgounder in preparation of a decreased underground mining rate in the coming quarters.
The increase in prepaid expenses and security deposits of $3,369 in H1-2026 compared to December 31, 2025, was due to the execution of numerous contracts at the beginning of the fiscal year which will amortize over the year.
The change in non-current assets balance on June 30, 2026, compared to the amount held on December 31, 2025, is detailed in the Liquidity and Capital Resources section.
Liabilities and Equity
The current liabilities increased by 18% between June 30, 2026, and December 31, 2025, primarily due to an increase in income tax payable of $14,732 in Morocco, reflecting higher taxable income. Accounts payable and accrued liabilities also increased by $6,248 mainly as a result of higher operating activity and timing of payments to suppliers. Non-current liabilities decreased by 32%, primarily due to principal repayments on the long-term debt financing the Zgounder expansion and the Boumadine Project.
The change in total equity was primarily attributable to net income of $83,567, driven mainly by an increase in operating income, partially offset by a currency translation loss of $15,984 recognized during the six-month period ended June 30, 2026, as the Canadian dollar depreciated relative to the US dollar during the period. Additional contributors included $6,696 of share-based payments expense and $2,825 in proceeds from the exercise of 1,382,540 stock options during H1-2026.

Capital Management

The Corporation defines capital as long-term debt and equity. When managing capital, the Corporation’s objectives are to:
•Ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions;
•Ensure the externally imposed capital requirements relating to debt obligations are being met;
•Increase the value of the Corporation’s assets; and
•Achieve optimal returns to shareholders.
These objectives are achieved by operating its assets efficiently, identifying the right exploration and evaluation projects, adding value to these projects, and ultimately taking them to production or obtaining sufficient proceeds from their disposal. Management adjusts the capital structure as necessary to support the acquisition, exploration and evaluation and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Corporation’s management team to sustain the future development of the business. As at June 30, 2026, managed capital is $573,421 (December 31, 2025 - $525,828) representing long-term debt and total equity before non-controlling interest. To facilitate the management of its capital requirements, the Corporation prepares long-term cash flow projections that consider various factors, including successful capital deployment, general industry conditions and economic factors. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable. There have been no changes in the Corporation’s capital management approach during the period.

	As at June 30, 2026	As at December 31, 2025
Long-term debt (including current portion)	83,658	112,177
Total equity before non-controlling interests	489,763	413,651
	573,421	525,828
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    21

Commitments and Contingency

The Corporation had the following undiscounted contractual obligations at June 30, 2026:

Payments due by period	Less than 1 year	1-3 Years	4-5 years	After 5 Years	Total
Contractual obligations	$	$	$	$	$
Accounts payable and accrued liabilities*	75,655	-	-	-	75,655
Long-term debt	28,571	57,143	-	-	85,714
Interest on long-term debt**	5,254	3,575	-	-	8,829
Balance of purchase price payable	1,596	-	-	-	1,596
Lease liabilities	427	594	403	143	1,567
Asset retirement obligations	-	-	-	3,532	3,532
	111,503	61,312	403	3,675	176,893
* Includes interest on long-term debt of $3,106 payable on July 19, 2026.
** The interest on the long-term debt with EBRD has been calculated using the SOFR+5% (8.68%) rate as at June 30, 2026 for the EBRD Tranche and at 1% for the Climate Investment Funds tranche. The interest on the additional Boumadine Project long-term debt with EBRD has been calculated using the same rate which is SOFR+5% (8.68%) rate as at June 30, 2026.

Royalties
As per the terms of the property purchase agreements, the Corporation is committed to pay the following royalties:
•3.0% royalty to ONHYM on revenue from the Zgounder property or $2,710 for the three-month periods ended June 30, 2026 ($1,158 for three-month period ended June 30, 2025);
•3.0% royalty to ONHYM on revenue from the Boumadine property or $194 for the three-month periods ended June 30, 2026 ($nil for the three-month period ended June 30, 2025); and
•2.5% royalty to Ouiselat Mines on revenue from the Azegour property.
•All royalty agreements are payable in perpetuity.
Contingent Liability
In March 2025, Aya sought the enforcement of certain securities it had received in connection with the EPC Agreements before the International Chamber of Commerce. On August 5, 2025, the Corporation received net proceeds of $7,219 in connection with the enforcement of liquidated damages against Duro Felguera S.A. ("DF") from such securities. Subsequent to the disbursement of funds, DF sought to suspend the application and reverse the underlying decision allowing the execution of the performance bonds before different tribunals in Spain. Their action seeking the suspension of the execution in another jurisdiction was rejected on October 22, 2025. The appeal procedure and Aya's response to the appeal have been filed, and the court of appeal dismissed DF’s opposition with costs.
In parallel, on March 31, 2025, Aya received a Request for Arbitration Notice from DF seeking payments under the EPC Agreements of approximately $1,700 and €2,800 as well as declaratory relief as regards to the above mentioned liquidated damages, for a total amount of approximately $13,500. The Request for Arbitration was filed with the International Chamber of Commerce. On April 7, 2026, Aya filed its statement of defense and counterclaim, asserting a full defense against all claims advanced by DF and seeking their dismissal in their entirety, together with an order for payment of damages in the amount of $13,000.
Management has reviewed the facts and circumstances of the case, together with external legal counsel, and believes that it is not probable that the Corporation will be required to repay any portion of the funds received, in the course of the appeal procedures in Spain, as well as the subsequent claim seeking damages. Accordingly, no provision has been recognized in the consolidated financial statements as at June 30, 2026. However, since the outcome of the appeal and subsequent claim cannot be determined with certainty at this time, any potential repayment, if required, would be recognized in the period in which the obligation becomes probable and can be reliably measured.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    22

"EPC Agreements" mean the multi-currency fixed price EPC contract, composed of a supply agreement and a services agreement, for a total of approximately $78,000 (based on the then applicable exchange rate between Euro, MAD and USD), between ZMSM on one part, and DF and its affiliates on the second part, for the engineering, design, manufacturing, construction, delivery, erection, start-up and commissioning of a new 2,000 tpd processing plant at the Zgounder Silver Mine, entered on November 30, 2022. The EPC Agreements' price is fixed based on the USD, Euro and MAD.

Non-GAAP Measures

The Corporation has included certain non-GAAP financial measures and non-GAAP ratios in this MD&A, including “Cash costs per silver equivalent ounce sold" (“AgEq ounce”), "Production cost per tonne”, and “Available liquidity”, to supplement its unaudited consolidated financial statements, which are prepared in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.
The Corporation believes that these measures, together with IFRS measures, provide investors with enhanced transparency and a better ability to evaluate the Corporation’s underlying operating performance and liquidity. Cash cost per silver equivalent ounce sold and Production cost per tonne are widely used in the mining industry as performance benchmarks. However, our non-GAAP measures do not have standardized meanings prescribed under IFRS and may not be comparable to similar measures reported by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Silver Equivalent Ounces Sold (“AgEq”)
Silver equivalent ounces are calculated by converting gold production into silver ounces using relative metal prices for the applicable reporting period. AgEq ounces allow the Corporation to present consolidated production and cost metrics on a comparable basis, as its operations may produce more than one metal.
AgEq ounces are provided for additional information purposes only.
Cash Costs per AgEq Ounce Sold and Production Costs per Tonne Processed
Cash costs per AgEq ounce sold and production costs per tonne processed are non-GAAP measures used by management to monitor and evaluate operating performance at both the mine and consolidated levels, in conjunction with the most directly comparable IFRS measures where applicable.
These metrics are widely reported in the mining industry as benchmarks for cost performance. Management and investors use them to assess the Corporation’s cost structure and operating efficiency, to compare operating performance with industry peers, and to evaluate the performance of individual mining operations within the Corporation’s portfolio.
Where applicable, cost metrics are calculated in a manner consistent with the guidelines published by the World Gold Council (“WGC”).
Cash Costs per AgEq Ounce Sold
Cash costs per AgEq ounce sold are calculated by:
•Starting with cost of sales as reported in the consolidated statements of comprehensive income (IFRS measure):
•Excluding non-cash items of share-based payments expense, depreciation and depletion included in cost of sales as these items do not reflect current period cash expenditures;
•Adding treatment, smelting and refining costs as management believes these costs provide a more comprehensive representation of total cash costs associated with production; and
•Dividing the resulting amount by the total AgEq ounces sold during the period.
Cash costs per AgEq ounce sold are intended to reflect the cash expenditures directly associated with production during the period and are used by management to evaluate the Corporation’s operating efficiency and cost performance.

AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    23

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
Zgounder Silver Mine – Morocco	2026	2025	2026	2025
Cost of sales ("COS")[13]	31,428	29,673	64,343	53,257
Share-based payments expense	(615)	(271)	(1,258)	(575)
Depreciation and depletion	(7,711)	(5,249)	(14,599)	(8,886)
Inventory write-down	-	(135)	-	(135)
Treatment, smelting and refining costs[14]	300	228	569	681
Operating cash costs (A)	23,402	24,246	49,055	44,342
Total silver sales (oz) (B)	1,322,585	1,140,452	2,698,515	2,202,017
Cash cost per silver ounce sold (A/B)	17.69	21.26	18.18	20.14

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
Boumadine Pyrite Stockpile Project – Morocco	2026	2025	2026	2025
Cost of sales[13]	1,953	-	2,551	-
Operating cash costs (C)	1,952	-	2,550	-
Total silver equivalent sales (oz of AgEq) (D)	184,536	-	234,967	-
Cash cost per AgEq ounce sold (C/D)[15]	10.58	-	10.85	-

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
Combined projects – Morocco	2026	2025	2026	2025
Cost of sales[13]	33,381	29,673	66,894	53,257
Share-based payments expense	(615)	(271)	(1,258)	(575)
Depreciation and depletion	(7,712)	(5,249)	(14,600)	(8,886)
Inventory write-down	-	(135)	-	(135)
Treatment, smelting and refining costs[14]	300	228	569	681
Operating cash costs (E)	25,354	24,246	51,605	44,342
Total silver equivalent sales (oz of AgEq) (F)	1,507,121	1,140,452	2,933,482	2,202,017
Cash cost per AgEq ounce sold (E/F)	16.82	21.26	17.59	20.14
Production Costs per Tonne Processed
Production costs per tonne processed is calculated by:
•Starting with production costs (IFRS measure), less production costs of Boumadine equals production costs of Zgounder; and
•Dividing total production costs of Zgounder by the total tonnes processed during the period.
Production costs per tonne processed is used by management to assess processing efficiency, cost control relative to throughput levels, and overall operational performance.
13 As per note 12 of the FS for the total cost of sales.
14 As per note 11 of the FS for treatment, smelting and refining costs reported as net of sales.
15 Cash costs per AgEq ounce sold at Boumadine were negatively impacted by changes in the gold-to-silver ratio during the quarter. As commodity prices increased, the gold-to-silver ratio compressed, reducing reported AgEq ounces and increasing unit costs on an AgEq basis. The Corporation’s AgEq ounces for 2026 guidance at Boumadine are calculated using an 80:1 Au:Ag ratio and assumed commodity prices of $50.00/oz silver and $4,000/oz gold, compared to an average realized ratio of approximately 61:1 during Q2-2026 and 59:1 year-to-date 2026. Had the 80:1 ratio been applied during YTD-2026, reported AgEq production would have been approximately 26,366 ounces higher in Q2-2026 and 66,229 ounces higher during year-to-date 2026. This had no impact on Zgounder cash costs per AgEq ounce sold, as Zgounder production is entirely comprised of silver.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    24

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2026	2025	2026	2025
Production costs[16]	20,151	22,537	41,756	40,893
Less: Production costs Boumadine	472	-	534	-
Production costs Zgounder	19,679	22,537	41,222	40,893
Ore processed (tonnes)	353,888	273,471	680,837	523,214
Production Costs per Tonne Processed	55.61	82.41	60.55	78.16
Available Liquidity
Available liquidity is a non-IFRS measure used by Management to monitor its cash. Available liquidity is comprised of cash and undrawn amounts under available credit facilities. The Corporation uses available liquidity to measure the liquidity required to satisfy its lenders, fund capital expenditures and support operations. This measure does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies.

	As at June 30, 2026	As at December 31, 2025
Cash	182,808	136,322
Undrawn amount under long-term debt	-	10,000
Available liquidity	182,808	146,322

Risks and Uncertainties

The Corporation is exposed to a range of risks and uncertainties inherent to its business that may significantly impact its financial and operational performance and the valuation of its common shares. These include, among others, risks related to mining operations, project development, commodity price volatility, and regulatory, geopolitical and economic conditions in the jurisdictions in which it operates.
In addition, the Corporation may be impacted by supply chain constraints and inflationary pressures affecting the cost and availability of key inputs, including fuel, energy, consumables and equipment. Such factors, which may be influenced by broader geopolitical and economic conditions, could impact on the timing and cost of procurement and, in turn, the Corporation’s operations and development activities.
Management monitors these risks on an ongoing basis and implements mitigation strategies where possible; however, many of these factors are outside of the Corporation’s control.
For a comprehensive discussion of these risks and uncertainties, refer to the Corporation’s MD&A for the year ended December 31, 2025, and the Annual Information Form for the year ended December 31, 2025, available on SEDAR+, EDGAR and on the Corporation’s website at www.ayagoldsilver.com.

16 As per Note 12 of the FS for the total cost of sales.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    25

Other Financial Information

Share Purchase Options
The following table reflects the share purchase options issued and outstanding as at the date of this MD&A:

Expiry date	Number of options	Exercise Price
	Number	C$
July 1, 2030	2,890,944	1.43
March 3, 2031	314,667	4.75
May 12, 2031	88,300	7.69
August 23, 2034	4,870,000	15.63
November 10, 2035	500,000	14.45
	8,663,911
Outstanding Share Data

Number of shares outstanding (diluted)
Outstanding as of August 13, 2026	144,036,168
Shares reserved for issuance pursuant to share purchase options	8,663,911
Shares reserved for issuance pursuant to deferred share units	235,230
Shares reserved for issuance pursuant to restricted share units	934,350
Shares reserved for issuance pursuant to performance share units	80,174
153,949,833
Off-Balance Sheet Arrangements
As at June 30, 2026, the Corporation had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Corporation, other than commitments, contingent liabilities and interest, as disclosed in this MD&A and the FS.
Related Party Disclosures
During the three and six-month periods ended June 30, 2026 and 2025, the following related party transaction occurred in the normal course of operations for management and consulting fees to Groupe Conseils Grou, La Salle Inc., a company owned by the President and Chief Executive Officer, in the amount of $258 and $518 for the three and six month periods ended June 30, 2026, respectively ($233 and $449 for the three and six month periods ended June 30, 2025, respectively). As at June 30, 2026, $250 (December 31, 2025 - $391) was due to that company.
Remuneration of Key Management Personnel of the Corporation
Key management included members of the Board of Directors and executive officers of the Corporation. During the three and six-month periods ended June 30, 2026 and 2025 the remuneration awarded to key management personnel (including the amounts above) was as follows:

AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    26

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2026	2025	2026	2025
	$	$	$	$
Salaries and benefits	489	472	877	822
Management consulting and professional fees	376	333	746	636
Share-based payments expense*	1,940	3,306	4,116	6,610
	2,805	4,111	5,739	8,068
* Share-based payments expense represent a non-cash expense related to the vesting of equity-based awards granted to directors and executive officers, including share purchase options, restricted share units, performance share units and deferred share units.

Accounting Policies, Judgements and Estimates

Critical Accounting Judgements and Estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.
In preparing the Corporation’s FS for the three and six-month periods ended June 30, 2026 and 2025, the Corporation applied the same critical accounting judgments and estimates disclosed in Note 4 of its audited consolidated financial statements for the year ended December 31, 2025, except for this accounting policy that was adopted during the six-month period ended June 30, 2026.
Performance share units ("PSU")
The Corporation grants PSUs to certain officers and employees. PSUs vest over a three-year performance period based solely on the Corporation’s relative performance ranking against a defined peer group, expressed in quartiles over the performance period, with the number of shares issued ranging from 0% to 200% of the PSUs granted.
The fair value of PSUs is determined at the grant date using a Monte Carlo simulation model and is recognized as share-based payments expense over the vesting period, with a corresponding increase to contributed surplus. The grant date fair value reflects the probability-weighted outcome of the market-based performance condition. The valuation also incorporates market-based modifiers, including the impact of the Corporation’s share price performance over the performance period, where applicable. Accordingly, share-based payments expense is not adjusted for actual performance outcomes. The expense is adjusted only for estimated forfeitures.
Upon vesting, the amount previously recognized in contributed surplus is reclassified to share capital.

Management’s Report on Internal Controls and Financial Reporting

Disclosure Controls and Procedures
The Corporation’s board, officers and management are responsible for establishing and maintaining disclosure controls and procedures (DC&P) for the Corporation. Disclosure controls and procedures are designed to provide reasonable assurance that material information regarding our reports filed or submitted under securities legislation fairly presents the financial information of the Corporation and to ensure that required information is gathered and communicated to the Corporation’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    27

and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in NI 52-109. A Corporation’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.
A Corporation’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Corporation’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.
Changes in Internal Control over Financial Reporting
There were no changes to the Corporation’s ICFR for the quarter ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Corporation’s ICFR.

Additional Information and Continuous Disclosure

Additional information about the Corporation, including the FS for the period ended June 30, 2026 and the Annual Information Form dated March 30, 2026, is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov/edgar and on the Corporation’s website at www.ayagoldsilver.com.

Technical Information

David Lalonde, B. Sc, Vice-President Exploration, designated as a Qualified Person under NI 43-101 for Aya has reviewed and approved the technical content of this document.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from SEC requirements applicable to domestic United States issuers. Accordingly, the
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    28

disclosure in this Management’s Discussion and Analysis regarding our mineral properties is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Cautionary Note Regarding Forward-Looking Information

Certain statements in this MD&A referred herein as “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, contained or incorporated by reference in this MD&A, that address circumstances, events, activities or developments that could, or may occur, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. Forward-looking statements can generally be identified with words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, "goal", “guidance”, “intend”, “objective”, “plan”, "potential", “strategy”, "target", and similar expressions or statements to the effect that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements in this MD&A include, but are not limited to, statements with respect to Aya’s future growth and growth strategy; anticipated financial and operational performance and results; business prospects and opportunities (including the timing and development of new deposits and the success of exploration activities); strategic plans; Aya’s 2026 guidance and corporate outlook; continued Zgounder optimization in 2026; Zgounder operations targets, goals and timing thereof, including the addition of a permanent tertiary crusher unit and timing for completion in early 2027, the crushing contractor to remain onsite ensuring higher mill throughput, increase in the inventory of stockpile, slowing underground rates in the next 12-18 months, stockpile to decrease in the beginning of 2027, increase of strip ratio in H2-2026, areas within mine plan to be mined (including waste areas), and underground development acceleration; Boumadine operations targets, goals and timing thereof, including reclaim operations of historical pyrite stockpile, pyrite exports to accelerate in H2-2026, the 2026 pyrite exports guidance, the duration of the pyrite reclaim initiative to be 20-24 months; capital projects, their timing and budget; expected production, cash cost and operating costs; Aya’s ability to sustain capital; commodity prices; Boumadine’s expected silver-equivalent ounces yield; development of the Boumadine Project; the Boumadine preliminary economic assessment referred to as the 2025 PEA in this MD&A; the completion and content of an updated preliminary economic assessment for the Boumadine Project referred to as the Updated PEA in this MD&A, and timing thereof; the Boumadine Project advancing to feasibility study and timing thereof; mineral resources and mineral reserves; Aya's exploration and development programs; the Boumadine Project drilling plans and targets; the Zgounder drilling plans; life of mine of the Corporation's mining assets; Aya’s expansion plans; mineral resource and mineral reserve estimates; Aya’s expected silver production; Aya’s estimated silver recovery; Aya’s ability to cover short-term and long-term cash requirements; Aya's belief that its current capital resources are sufficient to meet its anticipated obligations over the next 12 months; Aya’s ability to raise further equity or debt financing in the capital markets, including to fund the development of the Boumadine Project; Aya's intended use of proceeds from financings; market price and demand for gold and silver; government relations; preliminary results from exploration programs; Aya’s ability and commitment to conduct business in a way that safeguards public health and the environment; Aya’s ability to receive, maintain and renew licenses and permits from appropriate governmental authorities; the Corporation's anticipation with respect to the application for renewal of the Boumadine Mining License LE-383661 and renewed term for said license; exchange rates; interests rates based on floating rates indices, including SOFR; any Corporation's obligations or commitments due or payable in the future; the estimated project cash flows and economic viability of exploration and expansion projects; the potential of any new mineralized structure; the completion of the post-closing formalities in Morocco with respect to the SA Strategy SARL acquisition; Aya's objectives with respect to capital management; and the outcome of any ongoing litigation.
Forward-looking statements contained in this MD&A are based upon a number of factors, assumptions and information currently available to management that Aya believes to be reasonable at the time of the statements. Key assumptions upon which Aya’s forward-looking information is based include Aya’s ability to raise additional financing when needed and on reasonable terms; Aya’s ability to achieve current exploration, development and other objectives concerning Aya’s properties; Aya’s expectation that the current price and demand for gold and silver and other commodities will be sustained or will improve; Aya’s ability to obtain, maintain and renew requisite licenses, permits, and necessary governmental approvals; Aya’s ability to attract and retain key personnel; general business and economic conditions, including competitive conditions in the market in which Aya operates; Aya's assumption that applicable tax rates and taxation regimes will remain substantially unchanged from current levels; Aya's assumptions that rates indices will remain within ranges consistent with current levels; Aya's assumptions with respect to the outcome of any ongoing litigation; the Updated PEA and the Boumadine Project feasibility study to be completed on the timeline anticipated; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Corporation’s ability to meet or achieve estimates, projections and forecasts; the absence of force majeure events, including natural disasters, pandemics, geopolitical disruptions, wars or other extraordinary events, that
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    29

could materially affect the Corporation's operations or development plans; the availability of qualified contractors, equipment and supplies required to execute the Corporation's operational, exploration and development plans; applicable laws and regulations remain substantially unchanged from those currently in effect in Canada and Morocco; Aya's assumption that weather and environmental conditions at its operating sites will remain within ranges consistent with historical norms; the Corporation's ability to meet current and future obligations; the availability and cost of inputs; foreign exchange rates; Aya's ability to complete the post-closing formalities in Morocco with respect to the acquisition of SA Strategy SARL; and other assumptions and factors generally associated with the mining industry.
Notwithstanding the foregoing, these forward-looking statements and underlying assumptions are inherently subject to significant business, economic and competitive uncertainties and contingencies which means that actual results performance, prospects and opportunities in future periods can differ materially from those expressed or implied with such forward-looking statements. A number of factors could cause actual results, performance or achievements to differ materially from the results expressed or implied in the forward-looking statements. These factors include, without limitation, Aya’s ability to execute plans relating to its Zgounder Silver Mine and the Boumadine Project, including the timing thereof; risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins, and flooding; risks related to Aya’s operations in Morocco; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; the inability to determine, with certainty, the production of metals and cost estimates, or the prices to be received before mineral reserves or mineral resources are actually mined; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); fluctuations in forward markets for silver and other commodities (such as natural gas, fuel oil and electricity); restrictions on mining in the jurisdictions in which Aya operates; change of laws and regulations governing our operation, exploration, and development activities, including international laws and legal norms, such as those relating to Indigenous peoples and human rights; the Corporation’s ability to mitigate the risks pertaining to fund repatriation; expectations with respect to any future pandemics on our operations, and assumptions related thereto; Aya’s ability to attract and retain qualified employees and contractors; Aya’s ability to obtain, maintain and renew necessary permits and licenses in due time and under conditions acceptable for Aya; inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; Aya’s growth strategy; Aya’s ability to obtain and maintain insurance; occupational health and safety risks; adverse publicity risks; third party risks; disruptions to Aya’s business operations; Aya’s reliance on technology and information systems; litigation risks; interest and exchange rates risks; tax risks; unforeseen expenses; public health crises; general economic conditions; commodity prices; gold and silver demand; volatility of share price; public company obligations; competition risk; policies and legislation; force majeure, including war or geopolitical disruption; climate risks; climate changes; weather disruptions; the effectiveness of our internal control over financial reporting; risks related to competition in the mining industry; changes in technology; risks associated with the use of artificial intelligence (AI); and other risks described in the Corporation’s documents filed with securities regulatory authorities. Further information with respect to these and other risks can be found in the “Risks and Uncertainties” section of this MD&A, and in other filings with the securities regulatory authorities, including the “Risk Factors” set forth in the Corporation's most recent Annual Information Form, available on SEDAR+ and on EDGAR.
These factors are not intended to represent a complete list of the factors that could affect Aya. These factors should be considered carefully and prospective or existing investors should not place undue reliance on any forward-looking statements contained in them.
Forward-looking statements and other information contained herein concerning, among other things, mineral exploration and management’s general expectations concerning the mineral exploration industry, are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis as well as assumptions based on data and knowledge of the industry which management believes to be reasonable, including, among other things, the ability to obtain any requisite Moroccan governmental approvals, the accuracy of mineral reserve and mineral resource estimates, silver price, exchange rates, fuel and energy costs, future economic conditions and courses of action. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While management is not aware of any misstatements regarding any industry data presented herein, mineral exploration involves risks and uncertainties, and industry data is subject to change based on various factors. Readers are cautioned that the foregoing risk factors and assumptions are not exhaustive of all risk factors and assumptions which may have been used. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably mined in the future.
All of the forward-looking statements made in this MD&A and the documents incorporated by reference herein are qualified by these cautionary statements, and other cautionary statements or factors contained herein. Although Aya believes its expectations are based upon reasonable assumptions and has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    30

anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements. Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding Aya’s business plans, financial performance and condition, and may not be appropriate for other purposes.
The forward-looking statements and other information contained herein are made only as of the date hereof. Aya disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-2026    31